Exhibit 99.1

VIA optronics Provides Corporate and Management Updates

Anticipates delayed filing of Form 20-F due to the ongoing review by Supervisory Board and Advisors of internal controls and compliance with corporate policies

Company receives New York Stock Exchange acceptance for listing extension until May 16, 2024

Nuremberg, Germany, November 17, 2023 – VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced several updates related to the ongoing internal review of the Company’s internal controls and certain compliance incidents, the day-to-day management of its business and the Company’s receipt of a listing extension from the New York Stock Exchange (“NYSE”).

As previously reported on Form 6-K as furnished to the SEC on August 9, 2023, VIA’s Supervisory Board announced that it initiated a formal review of the Company’s application of its internal compliance procedures, with the support of external advisors, and that it was investigating incidents regarding compliance with Company policies and business guidelines.

The Supervisory Board appointed BDO AG Wirtschaftsprüfungsgesellschaft (“BDO”) and DLA Piper UK LLP (“DLA Piper” and, together with BDO, the “Advisors”) to investigate the potential incidents and directed the Advisors to review compliance with Company policies and business guidelines from January 1, 2017 to December 31, 2022 (the “Investigation Period”).

While the investigation remains ongoing, preliminary findings indicate deviations from the Company’s compliance procedures during the Investigation Period primarily involving the former CEO, Jürgen Eichner, and a limited number of other employees. Identified discrepancies occurred in areas such as expense recording and reimbursement, company credit card usage for personal transactions, inadequate documentation of vehicle usage, and irregularities in vacation days. The extent of the potential violations, and any response by the Company or others, remains uncertain.

Management Update & Commentary

Chief Executive Officer Roland Chochoiek commented, “Our leadership is committed to completing a thorough review of the compliance incidents and our internal controls. The Company and the Supervisory Board are continuing to work with the Advisors to complete the investigation as soon as possible and will provide further updates once the investigation has been concluded. Unfortunately, the timing of the internal review process will result in a further delay of the filing of our form 20-F for the year ended December 31, 2022 with the U.S. Securities & Exchange Commission. We anticipate that the investigation will be concluded by the end of calendar year 2023 and that we will be able to file our form 20-F in early 2024.”

The Company takes these matters seriously and management is dedicated to expediting the filing process related to its form 20-F and interim financial statements for the six months ended June 30, 2023. In response to these developments, earlier this month the Supervisory Board placed founder and member of the Management Board, Jürgen Eichner, on leave until the internal review has been completed.

In addition, the Company further announced that Bernd Wagner has been appointed as Interim Chief Financial Officer as Dr. Markus Peters has taken a leave of absence following a medical procedure. Mr. Wagner will assist with the completion of the internal review and filing of the Company’s audited financial statements. He will not serve as a member of the Company’s Management Board.

Company Receives New York Stock Exchange Acceptance for Extended Trading Period

Company management has proactively engaged with the New York Stock Exchange (NYSE) and has been granted an extended trading period by the exchange through May 16, 2024. The Company will work diligently to complete and file the delayed filing and any subsequent delayed filings prior to the expiry of the extended trading period, and NYSE will closely monitor the Company’s progress while it remains on the NYSE late filer list.

Mr. Chochoiek concluded, “We are pleased with the continued support of the New York Stock Exchange while we work through these delays, and are working diligently to complete the internal review. Once this is completed, we look forward to filing our form 20-F, disclosing interim financial results for the first six months of 2023 shortly thereafter, and hosting our Annual General Meeting of Shareholders as soon as possible in 2024.”

Forward Looking Statement Disclosure:

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.”  These statements include, but are not limited to statements relating to: future events; the estimated or anticipated future results and revenues of the Company, including any guidance provided by the Company related thereto; future opportunities for the Company; future composition of our management board; the outcome of the internal investigation, future planned products and services; business strategy, plans and the implementation of operational initiatives; objectives of management for future operations of the Company; market size and growth opportunities; expectations regarding customer relationships and retention; the future availability or cost of purchased components, compounds, raw materials and energy due to shortages, increased demand and wages, supply chain interruptions, or natural or other disasters; supply chains, distribution and logistics; competitive position, technological and market trends; the outcome of any potential internal investigations and other statements that are not historical facts.  The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words.

Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs.  These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, risks relating to: (1) operational execution, including the extent to which the Company can realize the benefits of changes to the Management Board and planned operational improvements; (2) competitive conditions and customer preferences; (3) disruption in supply chain and distribution; (4) increases or volatility in the cost of raw materials and commodities; (5) failure to meet high and ethical standards; and (6) significant changes or deterioration in customer relationships.  Additional factors are described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.  Moreover, new risks emerge from time to time.  It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.  In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.  We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.  Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Due to rounding, it is possible that individual figures in this and other documents do not add up precisely to the totals shown and that percentages presented do not accurately reflect the absolute values to which they relate.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Investor Relations for VIA:

Griffin Morris or Margaret Jones

Alpha IR Group

Phone: +1 312-445-2870

Email: VIAO@alpha-ir.com

Media Contact:

Alexandra Müller-Plötz

Phone: +49-911-597 575-302

Email: AMueller-Ploetz@via-optronics.com